Marc A. Recht

+1 617 937 2316

mrecht@cooley.com

*FOIA Confidential Treatment Request* Confidential Treatment Requested by Oncorus, Inc. in connection with Registration Statement on Form S-1 (File No. 333-248757)

September 16, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Nudrat Salik

Mr. Daniel Gordon

Ms. Abby Adams

Ms. Irene Paik

RE:	Oncorus, Inc.

Registration Statement on Form S-1

File No. 333-248757

Ladies and Gentlemen:

On behalf of Oncorus, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated November 27, 2019 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 originally confidentially submitted with the Commission on October 31, 2019, as amended on December 20, 2019, July 29, 2020 and August 26, 2020 and subsequently filed by the Company with the Commission on September 11, 2020 (File No. 333-248757) (the “Registration Statement”), we submit this supplemental letter to further address comment 4 of the Comment Letter.

Confidential Treatment Request

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at + 1 617 937 2316 rather than rely on the U.S. mail for such notice.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP     500 Boylston Street     Boston, MA     02116-3736

t: (617) 937-2300     f: (617) 937-2400     cooley.com

September 16, 2020

Page Two

Preliminary IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range of $[***] per share to $[***] per share (the “Preliminary Price Range”) for the initial public offering that is the subject of the Registration Statement (the “IPO”), which takes into account a proposed 1-for-[***] reverse stock split of the Company’s common stock (“Reverse Stock Split”) that will be effected prior to the effectiveness of the Registration Statement. This range implies a pre-money equity valuation for the Company of $[***] million to $[***] million. Unless otherwise indicated, all of the share numbers and per share exercise prices and fair values per share in this letter have been updated to reflect the proposed Reverse Stock Split.

The anticipated price range for the IPO is based on a number of factors, including prevailing market conditions, estimates of the Company’s business potential and preliminary discussions with Jefferies LLC, Evercore Group L.L.C. and Piper Sandler & Co. (collectively, the “Representatives”), the representatives of the underwriters for the proposed IPO, regarding potential valuations of the Company, including discussions that took place during a meeting between certain of the Representatives and management of the Company on September 14, 2020. The actual bona fide price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within this estimated price range. In addition, the actual price range to be included in such amendment will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Summary of Recent Equity Awards

The Company is providing the following supplemental information to the Staff to facilitate its review process. The following table summarizes all equity awards granted by the Company to its employees, consultants and members of the Company’s Board of Directors (the “Board”) since April 1, 2019, after giving effect to the proposed Reverse Stock Split:

Grant Date	Number of Shares Underlying Equity Grant (#)	Date of Third-Party Valuation Used as Basis for Estimating Fair Value	Exercise Price per Share ($)	Estimated Fair Value Per Share of Common Stock ($)
August 15, 2019	[***]	August 12, 2019	$[***]	$[***]
September 7, 2019	[***]	August 12, 2019	[***]	[***]
September 17, 2019	[***]	September 9, 2019	[***]	[***]
December 12, 2019	[***]	November 1, 2019	[***]	[***]
December 19, 2019	[***]	November 1, 2019	[***]	[***]
February 27, 2020	[***]	November 1, 2019	[***]	[***]
March 31, 2020	[***]	November 1, 2019	[***]	[***]
June 10, 2020	[***]	April 30, 2020	[***]	[***]
June 19, 2020	[***]	April 30, 2020	[***]	[***]
July 22, 2020	[***]	April 30, 2020	[***]	[***]
September 9, 2020	[***]	August 10, 2020	[***]	[***]

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP     500 Boylston Street     Boston, MA     02116-3736

t: (617) 937-2300     f: (617) 937-2400     cooley.com

September 16, 2020

Page Three

Historical Determinations of Fair Value of Common Stock

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Board, as of the date of each option grant, with input from management, considering the Company’s most recent arm’s-length sales of its preferred stock and third-party valuation of its common stock as well as the Board’s assessment of additional objective and subjective factors that the Board believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Board considered various objective and subjective factors to determine the fair value of the common stock as of each grant date, including:

•	the prices at which the Company sold shares of preferred stock and the superior rights and preferences of the preferred stock relative to the Company’s common stock at the time of each grant;

•	the progress of the Company’s research and development efforts, including the status of preclinical studies and clinical trials for its product candidates;

•	the lack of liquidity of the Company’s equity as a private company;

•	the Company’s stage of development and business strategy and the material risks related to the Company’s business and industry;

•	the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

•	any external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;

•

the likelihood of achieving a liquidity event for the holders of the Company’s preferred stock and holders of the Company’s common stock, such as an IPO or a sale of the Company, given prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

The third-party valuations of the Company’s common stock that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, income and market approaches, and various methodologies for allocating the value of an enterprise to its capital structure and, specifically, its common stock.

In accordance with the Practice Guide, the Company considered the following methods for allocating the enterprise value across its classes and series of capital shares to determine the fair value of its common stock at each valuation date.

•

Option Pricing Method (“OPM”). The OPM estimates the value of the common equity of the Company using the various inputs in the Black-Scholes option pricing model. The OPM treats the rights of the holders of common stock as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of the Company’s convertible preferred stock, as well as their rights to participation, and the stock prices of the outstanding options. Thus, the value of the shares of the common stock can be determined by estimating the value of its portion of each of these call option rights. Under this method, the shares of common stock have value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale. Given the shares of common stock represent a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimates had to be made to account for the lack of liquidity that a shareholder experiences. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP     500 Boylston Street     Boston, MA     02116-3736

t: (617) 937-2300     f: (617) 937-2400     cooley.com

September 16, 2020

Page Four

•

Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by the Company, as well as the economic and control rights of each share class.

•

Hybrid Method. The hybrid method is a weighted-average method that combines both OPM and PWERM. Weighting allocations are assigned to the OPM and PWERM methods factoring in possible future liquidity events.

In the course of granting stock options and preparing for its IPO, the Company obtained third-party valuations of its common stock as of August 12, 2019, September 9, 2019, November 1, 2019, April 30, 2020 and August 10, 2020. The third-party valuations resulted in the following valuations of the Company’s common stock, after giving effect to the proposed Reverse Stock Split:

•	$[***] per share as of August 12, 2019;

•	$[***] per share as of September 9, 2019;

•	$[***] per share as of November 1, 2019;

•	$[***] per share as of April 30, 2020; and

•	$[***] per share as of August 10, 2020.

As of each award date set forth in the table above under “Summary of Recent Equity Awards,” the Board evaluated any recent events and their potential impact on the estimated fair value per share of the Company’s common stock. For grants of stock awards made on dates for which there was no contemporaneous independent third-party valuation, the Board determined the estimated fair value of the Company’s common stock on the date of grant taking into consideration the most recent independent third-party valuation report as well as other pertinent information available to it at the time of the grant.

In each IPO scenario analyzed, the Company assumed that all outstanding shares of the Company’s convertible preferred stock would be converted into shares of the Company’s common stock. In the scenarios other than an IPO that were analyzed, the Company allocated the value per share by taking into account the liquidation preferences and participation rights of its convertible preferred stock, consistent with the method outlined in the Practice Guide.

August 12, 2019 Valuation; August 15, 2019 Grants and September 7, 2019 Grants

On August 15, 2019, the Company granted options to purchase an aggregate of [***] shares of common stock at an exercise price of $[***] per share. The Board determined the fair value at the time of the grants was $[***] based on a number of factors, including the August 12, 2019 valuation.

On September 7, 2019, the Company granted options to purchase an aggregate of [***] shares of common stock at an exercise price of $[***] per share. The Board determined the fair value at the time of the grants was $[***] per share based on a number of factors, including the August 12, 2019 valuation.

For the August 12, 2019 valuation, the Company estimated the fair value of the Company’s common stock by using the Hybrid Method, which considered both an IPO scenario as well as a non-IPO liquidity event scenario that relied on the implied equity value from the Company’s August 2019 Series B preferred stock financing. The Company’s management attributed a weighting of [***]% to the IPO scenario and [***]% for the non-IPO scenario. The Hybrid Method is appropriate for a company expecting a near-term liquidity event, but where, due to market or other factors, the likelihood of completing the liquidity event is uncertain. The Hybrid Method considers a company’s going concern nature, stage of development and the company’s ability to forecast near and long-term future liquidity scenarios.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP     500 Boylston Street     Boston, MA     02116-3736

t: (617) 937-2300     f: (617) 937-2400     cooley.com

September 16, 2020

Page Five

In determining the enterprise value for the IPO scenario, the Company applied the guideline transaction method under the market approach described in the Practice Guide, under which the Company analyzed guideline IPO transaction enterprise values of recently completed life sciences and biotechnology IPOs. The Company reviewed 2017-2019 IPOs in the biotechnology industry, with a focus on immunotherapy or oncology-focused companies, selecting 12 transactions for analysis. The Company selected an estimated IPO value slightly below the 25th percentile of the guideline IPO transactions, yielding a projected future enterprise value of $[***] million. The other assumptions for the IPO scenario were (i) time to completion for the IPO of [***] years, (ii) a discount rate of [***]% and (iii) a DLOM of [***]%. The fair value of common stock was concluded to be $[***] per share under the IPO scenario.

In determining the enterprise value for the non-IPO scenario, the Company applied the market approach (recent transaction method) to estimate the equity value of the Company under the OPM. The implied equity value of $[***] million from the Series B financing was used before discounts, along with an estimated term of [***] years to a potential liquidity event, a volatility rate of [***]% and a risk-free rate of [***]%. A DLOM of [***]% was then applied to the common stock value. The fair value of common stock was concluded to be $[***] per share under the non-IPO scenario on a minority, non-marketable basis.

Using the Hybrid Method, after attributing the relative probability weightings to the IPO and non-IPO scenarios, the value of the Company’s common stock was estimated to be $[***] per share as of August 12, 2019. Based on that result as well as consideration of other qualitative factors, the Board determined that the fair value of the Company’s common stock as of each of the option grant dates of August 15, 2019 and September 7, 2019 continued to be $[***] per share.

September 9, 2019 Valuation; September 17, 2019 Grants

On September 17, 2019, the Company granted options to purchase an aggregate of [***] shares of common stock at an exercise price of $[***] per share. The Board determined the fair value at the time of the grants was $[***] per share based on a number of factors, including the September 9, 2019 valuation.

For the September 9, 2019 valuation, the Company estimated the fair value of the Company’s common stock by using the Hybrid Method, which considered both an IPO scenario as well as a non-IPO future liquidity event scenario. For those future event scenarios, the Company’s management determined that the probability for the IPO scenario was [***]% and for the non-IPO scenario was [***]%. The increased probability of the IPO scenario reflected that the organizational meeting for the IPO was held on [***], 2019.

In determining the enterprise value for the IPO scenario, the Company used the same methodology as for the August 2019 valuation, except that the number of selected guideline IPO transactions had increased to 14. The Company selected an estimated IPO value slightly above the 25th percentile of the guideline transactions, yielding a projected future enterprise value of $[***] million. The estimated time to completion for an IPO decreased to [***] years, the assumed discount rate decreased to [***]% and the assumed DLOM decreased to of [***]%. The fair value of common stock was concluded to be $[***] per share under the IPO scenario.

In determining the enterprise value for the non-IPO scenario, the Company used substantially the same methodology as in the August 2019 valuation. The implied equity value from the Series B financing was increased slightly to $[***] million. Other assumptions included an estimated term of [***] years to a potential liquidity event, a volatility rate of [***]% and a risk-free rate of [***]%. A DLOM of [***]% was then applied to the common stock value. The fair value of common stock was concluded to be $[***] per share under the non-IPO scenario on a minority, non-marketable basis, which was the same as in the August 2019 valuation.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP     500 Boylston Street     Boston, MA     02116-3736

t: (617) 937-2300     f: (617) 937-2400     cooley.com

September 16, 2020

Page Six

Using the Hybrid Method, after attributing the relative probability weightings to the IPO and non-IPO scenarios, the value of the Company’s common stock was estimated to be $[***] per share as of September 9, 2019. Based on that result as well as consideration of other qualitative factors, the Board determined that the fair value of the Company’s common stock as of the option grant date of September 17, 2019 continued to be $[***] per share.

The primary reason for the increase in the concluded fair market value per share of $[***] in the September 9, 2019 valuation, as compared to the estimated fair market value per share of $[***] in the August 12, 2019 valuation, was due to the increased probability of the IPO scenario as described above.

November 1, 2019 Valuation; December 2019 - March 2020 Grants

On December 12, 2019, the Company granted options to purchase an aggregate of [***] shares of common stock at an exercise price of $[***] per share. The Board determined the fair value at the time of the grants was $[***] per share based on a number of factors, including the November 1, 2019 valuation.

On December 19, 2019, the Company granted options to purchase an aggregate of [***] shares of common stock at an exercise price of $[***] per share. The Board determined the fair value at the time of the grants was $[***] per share based on a number of factors, including the November 1, 2019 valuation.

On February 27, 2020, the Company granted options to purchase an aggregate of [***] shares of common stock at an exercise price of $[***] per share. The Board determined the fair value at the time of the grants was $[***] per share based on a number of factors, including the November 1, 2019 valuation.

On March 31, 2020, the Company granted options to purchase an aggregate of [***] shares of common stock at an exercise price of $[***] per share. The Board determined the fair value at the time of the grants was $[***] per share based on a number of factors, including the November 1, 2019 valuation.

For the November 1, 2019 valuation, the Company used the same methodologies as had been used for the prior valuations. For the future event scenarios in the November 1, 2019 valuation, the Company’s management increased the probability for the IPO scenario to [***]% and decreased the probability for the non-IPO scenarios to [***]%. The increase in the IPO probability reflects that the Company confidentially submitted a draft registration statement on Form S-1 to the Commission on October 31, 2019. However, the Representatives had not yet provided pricing indications, and the Company recognized that unexpected systemic events like a cooling of the biotechnology IPO market, fatigue from institutional investors, or other development setbacks could materially impact the viability of the Company’s IPO or the Company’s aspirations to continue pursuing one.

In determining the enterprise value for the IPO scenario, the Company used the same methodology as for the August and September 2019 valuations, except that the number of selected guideline IPO transactions had increased to 15. The Company estimated a projected future enterprise value of $[***] million, which remained just above the 25th percentile for the guideline transactions. The estimated time to completion for an IPO decreased to [***] years, the assumed discount rate remained at [***]% and the assumed DLOM decreased to [***]%. The fair value of common stock was concluded to be $[***] per share under the IPO scenario.

In determining the enterprise value for the non-IPO scenario, the Company used substantially the same methodology as in the August and September 2019 valuations. For the implied equity value, using the OPM the Company iteratively solved for the equity value that resulted in the recent Series B financing round equaling the Series B price per share. The valuation utilized the OPM to arrive at an estimated equity

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP     500 Boylston Street     Boston, MA     02116-3736

t: (617) 937-2300     f: (617) 937-2400     cooley.com

September 16, 2020

Page Seven

value of $[***] million before discounts. Other assumptions included an estimated term of [***] years to a potential liquidity event, a volatility rate of [***]% and a risk-free rate of [***]%. A DLOM of [***]% was then applied to the common stock value. The fair value of common stock was concluded to be $[***] per share under the non-IPO scenario on a minority, non-marketable basis, which was the same as in the August and September 2019 valuations.

Using the Hybrid Method, after attributing the relative probability weightings to the IPO and non-IPO scenarios, the value of the Company’s common stock was estimated to be $[***] per share as of November 1, 2019. Based on that result as well as consideration of other qualitative factors, the Board determined that the fair value of the Company’s common stock as of the option grant dates of December 12, 2019, December 19, 2019, February 7, 2020 and March 31, 2020 continued to be $[***] per share.

The primary reason for the increase in the concluded fair market value per share of $[***] in the November 1, 2019 valuation, as compared to the estimated fair market value per share of $[***] in the September 9, 2019 valuation, was due to the increase in the IPO probability, as described above. Between November 1, 2019 and March 31, 2020, the Company amended its draft registration statement in response to the Staff’s comments; however, during this period the Board had decided to delay the timing of the proposed IPO in response to market conditions, including the severe market disruption in March 2020 caused by the COVID-19 pandemic. As a result, the Company did not believe it was appropriate to further increase the probability of the IPO scenario during this period. The Company also noted that the Nasdaq Biotechnology Index had decreased by approximately 2% between November 1, 2019 and March 31, 2020, suggesting that valuations of peer companies remained overall relatively flat during this period. Accordingly, the Company did not believe it was necessary to update its assumptions for the IPO scenario during this period. For the non-IPO scenarios, the Company continued to make progress in its research efforts and preclinical studies to prepare for the potential initiation of clinical trials later in 2020. Therefore, the Company believed that its assumptions used for the November 1, 2019 valuation remained appropriate during this period.

April 30, 2020 Valuation; June – July 2020 Grants

On June 10, 2020, the Company granted options to purchase an aggregate of [***] shares of common stock at an exercise price of $[***] per share. The Board determined the fair value at the time of the grants was $[***] per share based on a number of factors, including the April 30, 2020 valuation.

On June 19, 2020, the Company granted options to purchase an aggregate of [***] shares of common stock at an exercise price of $[***] per share. The Board determined the fair value at the time of the grants was $[***] per share based on a number of factors, including the April 30, 2020 valuation.

On July 22, 2020, the Company granted options to purchase an aggregate of [***] shares of common stock at an exercise price of $[***] per share. The Board determined the fair value at the time of the grants was $[***] per share based on a number of factors, including the April 30, 2020 valuation.

For the April 30, 2020 valuation, the Company used the same methodologies as had been used for the prior valuations. For the future event scenarios, the Company’s management continued to use a probability for the IPO scenario of [***]% and a probability for the non-IPO scenario of [***]%.

In determining the enterprise value for the IPO scenario, the Company used the same methodology as for the prior valuations, except that the number of selected guideline IPO transactions had increased to 16 as the analysis was extended to review IPOs in the biotechnology industry through April 2020. The Company estimated a projected future enterprise value of $[***] million, which remained just above the 25th percentile for the guideline transactions. The estimated time to completion for an IPO was [***] years, reflecting the new timeline for the planned IPO, the assumed discount rate remained at [***]% and the assumed DLOM was [***]%. The fair value of common stock was concluded to be $[***] per share under the IPO scenario.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP     500 Boylston Street     Boston, MA     02116-3736

t: (617) 937-2300     f: (617) 937-2400     cooley.com

September 16, 2020

Page Eight

In determining the enterprise value for the non-IPO scenario, the Company used the same methodology as for the November 1, 2019 valuation to arrive at an implied equity value of $[***] million before discounts. Other assumptions included an estimated term of [***] years to a potential liquidity event, an increased volatility rate of [***]% and a risk-free rate of [***]%, reflecting the recent decrease in interest rates. A DLOM of [***]% was then applied to the common stock value. The fair value of common stock was concluded to be $[***] per share under the non-IPO scenario on a minority, non-marketable basis, which was the same as in the August, September and November 2019 valuations.

Using the Hybrid Method, after attributing the relative probability weightings to the IPO and non-IPO scenarios, the value of the Company’s common stock was estimated to be $[***] per share as of April 30, 2020. Based on that result as well as consideration of other qualitative factors, the Board determined that the fair value of the Company’s common stock as of the option grant dates of June 10, 2020, June 19, 2020 and July 22, 2020 continued to be $[***] per share.

The primary reason for the increase in the concluded fair market value per share of $[***] in the April 30, 2020 valuation, as compared to the estimated fair market value per share of $[***] in the November 1, 2019 valuation, was due to the increase in median valuations for the guideline IPO transactions due to additional transactions being added to the analysis. The Company noted that the Nasdaq Biotechnology Index also increased by nearly 15% during April 2020, indicating that an increase in the projected enterprise value in a potential IPO scenario was warranted. However, the Company did not change the estimated probability of the IPO scenario from that used in the most recent valuation. As the Company had not yet begun its planned Phase 1 clinical trial of its lead product candidate, ONCR-177, it was not yet eligible to close on the second tranche milestone closing of the Series B preferred stock financing. The Company believed that achieving this clinical development milestone would be an important catalyst for the planned IPO, and therefore, did not believe it was appropriate to increase the probability of an IPO scenario until the Phase 1 clinical trial was underway.

August 10, 2020 Valuation; September 9, 2020 Grants

On September 9, 2020, the Company granted options to purchase an aggregate of [***] shares of common stock at an exercise price of $[***] per share. The Board determined the fair value at the time of the grants was $[***] per share based on a number of factors, including the August 10, 2020 valuation.

For the August 10, 2020 valuation, the Company used the same methodologies as had been used for the prior valuations described above. For the future event scenarios, the Company’s management increased the probability for the IPO scenario to [***]% and decreased the probability for the non-IPO scenario to [***]%. In July 2020, after discussion with the Representatives, the Board and management determined to proceed with the planned IPO. The Company’s management commenced “testing-the-waters” meetings with prospective investors in late July 2020.

In determining the enterprise value for the IPO scenario, the Company used the same methodology as for the prior valuations, except that the number of selected guideline IPO transactions had increased to 19 as the analysis was extended to review IPOs in the biotechnology industry through August 2020. The Company estimated a projected future enterprise value of $[***] million, which was above the 25th percentile but below the median for the guideline transactions. The estimated time to completion for an IPO was decreased to [***] years, the assumed discount rate remained at [***]% and the assumed DLOM was [***]%. The fair value of common stock was concluded to be $[***] per share under the IPO scenario. The Company notes that this estimated value in the IPO scenario is within the Preliminary Price Range.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP     500 Boylston Street     Boston, MA     02116-3736

t: (617) 937-2300     f: (617) 937-2400     cooley.com

September 16, 2020

Page Nine

In determining the enterprise value for the non-IPO scenario, the Company utilized the OPM to arrive at an estimated equity value of $[***] million before discounts. As part of the OPM, the Company used the same implied equity value of $[***] million as of April 30, 2020 as had been used in the prior valuation and then attributed additional value accretion to the Company’s research and development and other operational expenses between April 30, 2020 and July 31, 2020, as well as a market adjustment reflecting the significant increase in the biotechnology equity indexes between April 30, 2020 and August 10, 2020. Other assumptions included an estimated term of [***] years to a potential liquidity event, a volatility rate of [***]% and a risk-free rate of [***]%. A reduced DLOM of [***]% was then applied to the common stock value. The fair value of common stock was concluded to be $[***] per share under the non-IPO scenario on a minority, non-marketable basis.

Using the Hybrid Method, after attributing the relative probability weightings to the IPO and non-IPO scenarios, the value of the Company’s common stock was estimated to be $[***] per share as of August 10, 2020. Based on that result as well as consideration of other qualitative factors, the Board determined that the fair value of the Company’s common stock as of the option grant date of September 9, 2020 continued to be $[***] per share.

The primary reasons for the increase in the concluded fair market value per share of $[***] in the August 10, 2020 valuation, as compared to the estimated fair market value per share of $[***] in the April 30, 2020 valuation, were (i) the commencement of, and dosing of the first patient in, the Company’s Phase 1 clinical trial of ONCR-177, which the Company believed would lead to its ability to achieve the second tranche closing of the Series B preferred stock financing, which itself would lead to a higher probability of an IPO, (ii) feedback received during “testing-the-waters” meetings with potential investors, which the Company believed increased the probability of the IPO scenario, and (iii) the significant improvement in the equity markets, particularly in the market for IPOs of life sciences and biotechnology companies, since April 2020.

Explanation of Difference Between Fair Value of Common Stock as of September 9, 2020 and the Midpoint of the Anticipated Preliminary Price Range

The Company respectfully submits to the Staff that the increase in value between the September 9, 2020 option grants and the Preliminary Price Range is reasonable. Specifically, the Company received an independent third-party valuation of its common stock as of August 10, 2020 that indicated that the fair value of its common stock on that date was $[***] per share, which is lower than the bottom of the Preliminary Price Range by approximately [***]%.

To the extent that the Company makes any further equity awards after the date of this letter but prior to the completion of the IPO, it expects that the exercise price per share will be no less than the midpoint of the actual price range for the IPO.

The Company supplementally advises the Staff that the Company believes that the difference between the most recent fair market value of its common stock for option grant purposes, as determined by the Board on September 9, 2020, and the Preliminary Price Range is in part attributable to the fact that the valuations for option grants took into account a discount for lack of marketability that the Company believes will continue to apply until the Company completes its IPO. In addition, the discount applicable to the September 9, 2020 option grants, as compared to the Preliminary Price Range, is supported by (1) the inherent uncertainty of completing a successful IPO in the near term with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company, being sold in a sale transaction or a liquidation of its assets in a dissolution scenario; (2) the possibility that the actual IPO price could be substantially lower than the Preliminary Price Range recommended by the Company’s

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP     500 Boylston Street     Boston, MA     02116-3736

t: (617) 937-2300     f: (617) 937-2400     cooley.com

September 16, 2020

Page Ten

underwriters; (3) the 180-day lock-up agreement to which the shares underlying the Company’s options will be subject following the IPO; (4) the Preliminary Price Range assuming the conversion of all of the Company’s outstanding preferred stock into common stock upon the closing of the IPO, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock; (5) updated market conditions used in the determination of the Preliminary Price Range after discussions with the Representatives, based on the current market environment and the supply and demand for such investment opportunities in the marketplace; and (6) the completion of the proposed IPO strengthening the Company’s balance sheet, providing the Company access to public equity and enhanced operational flexibility, thereby increasing the value of the Company’s common stock compared to that of a private company.

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, or at all, the Company believes that the fair market value of its common stock as determined by the Board as of September 9, 2020 is consistent with the Company’s and the Representatives’ preliminary estimates of the Preliminary Price Range, and that the prior valuations were consistent with the increasing value of the Company’s common stock in connection with its progression towards an IPO.

Conclusion

In light of the above, the Company respectfully submits that the per share grant date estimated fair values, as set forth in the table above under “Summary of Recent Equity Awards,” which have been used as the basis for determining the stock-based compensation in connection with its stock option grants during the 18 months preceding the expected pricing date for the planned IPO were reasonable and appropriate for the reasons described herein and in the Registration Statement.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, care of the undersigned, a responsible representative of the Company, at 500 Boylston Street, Boston, Massachusetts 02116.

****

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP     500 Boylston Street     Boston, MA     02116-3736

t: (617) 937-2300     f: (617) 937-2400     cooley.com

September 16, 2020

Page Eleven

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at +1 617 937 2316, Brian F. Leaf at +1 703 456 8053 or Courtney T. Thorne at +1 617 937 2318.

Very truly yours,
/s/ Marc. A Recht
Marc A. Recht

cc:	Theodore Ashburn, M.D., Ph.D., Oncorus, Inc.

Brian F. Leaf, Cooley LLP

Courtney T. Thorne, Cooley LLP

Lisa Firenze, Wilmer Cutler Pickering Hale and Dorr LLP

Jeffries Oliver-Li, Wilmer Cutler Pickering Hale and Dorr LLP

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP     500 Boylston Street     Boston, MA     02116-3736

t: (617) 937-2300     f: (617) 937-2400     cooley.com